111 South Wacker Drive
Chicago, IL 60606
Telephone: 312-443-0700
Fax: 312-443-0336
www.lockelo rd.com

Michael K. Renetzky
Direct Telephone: 312-443-1823
Direct Fax: 312-896-6523
mrenetzky@lockelord.com

July 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Southwest Corporation/Capital Southwest Venture Corporation
File Nos. 814-61 and 811-1947

Ladies and Gentlemen:

On behalf of Capital Southwest Corporation and Capital Southwest Venture Corporation, we enclose the following documents for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended:

1.	A copy of the Financial Institution Bond Standard Form No. 14, Bond No. FIB 0000609-11 in the amount of $900,000 (the “Fidelity Bond”);

2.	A copy of the Secretary’s Certificate certifying the resolutions adopted by the Board of Directors, including all of the directors who are not interested persons, on July 21, 2008, approving the amount, type, form and coverage of the Fidelity Bond and including a statement as to the amount of the single insured bond that would have been obtained if the joint insured bond was not obtained and the period for which premiums for the Fidelity Bond have been paid; and

3.	A copy of the agreement between the named insureds pursuant to Rule 17g-1(f).

If you have any questions regarding this matter or require any additional information, please contact me at 312-443-1823.

Sincerely,

LOCKE LORD BISSELL & LIDDELL LLP

By: /s/ Michael K. Renetzky
Michael K. Renetzky, Esq.

MKR:mkr
Enclosures

Atlanta, Austin, Boston, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, Washington DC

The F&D Companies

FINANCIAL INSTITUTION BOND
STANDARD FORM NO. 14

The F&D Companies
P.O. Box 1227
Baltimore, MD 21203

The F&D Companies

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Home Office
P.O. Box 1227
Baltimore, MD 21203

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

(stock insurance companies herein called Underwriter)

Bond No. FIB 0000609 12

DECLARATIONS

Item 1. Name of Insured (herein called Insured):
Capital Southwest Corporation
and Capital Southwest Management Corporation

Principal Address:

12900 Preston Road, Suite 700
Dallas TX 75230

Item 2. Bond Period: from 12:01 a.m. 7-01-09 to 12:01 a.m. 7-01-10 standard time at the Principal Address shown in Item 1. above.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $ 900,000

Item 4. Subject to Sections 4. and 11. hereof,
the Single Loss Limit of Liability is $ 750,000

and the Single Loss Deductible is $ 0

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)--**FORGERY OR ALTERATION**	$ 750,000	$ 0
Insuring Agreement (E)--**SECURITIES**	$ 750,000	$ 0
Coverage on Partners	$ NOT COVERED	$ NOT COVERED
Optional Insuring Agreements and Coverages:		

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
F251 F253 F258 F285 SR5083c SR5969a SR5971a
SR6100e

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or or policy(ies) No.(s) FIB 0000609 -11 such termination or cancelation to be effective as of the time this bond becomes effective.

Countersigned by: ______________________________
Authorized Representative

TSB5062b (F4725b)
Financial Institution Bond, Standard Form No. 14
Revised to October, 1987

FIB14 Page 1 of 8

INSURED

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically, and

(ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal ot Property, Certificate of Deposit or Letter of Credit,

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value. extended credit or assumed liability, on the faith of. any original

(a) Certificated Security,

(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Evidence of Debt,

(d) Instruction to a Federal Reserve Bank of the United States, or

(e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii) is altered, or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such

TSB5062b (10/87) FIB14 Page 2 of 8

nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured .

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered here-

FIB14 Page 3 of 8

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically, and

(ii) Certificated Securities issued in registered form and not endorsed. or with restrictive endorsements, and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal ot Property, Certificate of Deposit or Letter of Credit,

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value. extended credit or assumed liability, on the faith of. any original

(a) Certificated Security,

(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Evidence of Debt,

(d) Instruction to a Federal Reserve Bank of the United States, or

(e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii) is altered, or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such

TSB5062b (10/87)

FIB14 Page 2 of 8

nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured .

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered here-

FIB14 Page 3 of 8

under whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured·

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership or corporation authorized by tne Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by th is bond or concerned or implicated therein means:

(1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account ot such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1) signed by the maker or drawer
(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer, and
(3) is payable on demand or at a definite time; and
(4) is payable to order or bearer.

(n) Partner means a natural person who

(1) is a general partner of the Insured, or
(2) is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the Issue of which the Uncertificated Security is a part;
(2) the number of shares or units:
(a) transferred to the registered owner;
(b) pledged by the registered owner to the registered pledgee;
(c) released from pledge by the registered pledgee;
(d) registered in the name of the registered owner on the date of the statement; or
(e) subject to pledge on the date of the statement;
(3) the name and address of the registered owner and registered pledgee;

FIB14 Page 4 of 8

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b) the pledge of the registered pledgee was registered, or

(c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1) in obtaining credit or funds, or

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E), or (F);

FIB14 Page 5 of 8

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

(1) in the mail, or

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized .

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liabiity shall be reduced by the amount of any payment made under the terms of this bond .

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the

FIB14 Page 6 of 8

Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration .

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT—SUBROGATION—RECOVERY—COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent records; and

(3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occur-

FIB14 Page 7 of 8

rence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be signed by its President and by its Secretary at Baltimore, Maryland. and to be countersigned on the DECLARATIONS page by a duly authorized representative.

Attest:

Secretary

By

President

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RIDER

ZURICH

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

RICO EXCLUSION AMENDED

It is agreed that:

1. If the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 14, Item (j) of Section 2. EXCLUSIONS is deleted and replaced by the following:

   (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

2. If the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 25, Item (t) of Section 2. EXCLUSIONS is deleted and replaced by the following:

   (t) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

F251 RICO EXCLUSION AMENDED RIDER
FOR USE WITH THE FINANCIAL INSTITUTION BOND, STANDARD FORM NOS. 14 AND 25.
(06/03)

Page 1 of 1

Includes copyrighted material of The Surety Association of America with its permission.
Copyright, The Surety Association of America, 1997

INSURED

RIDER

ZURICH

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

MODIFICATIONS

It is agreed that:

1. Items (1)(d) and (e) of Insuring Agreement (E) SECURITIES are deleted and replaced by the following:
   (d) Instruction; or
   (e) Statement of Uncertificated Security;
2. Item (w) of Section 2. EXCLUSIONS is deleted.
3. Item (o) of Section 1. DEFINITIONS is deleted and replaced by the following:
   (o) Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.
4. Insuring Agreement (F) COUNTERFEIT CURRENCY is deleted and replaced by the following:

   COUNTERFEIT CURRENCY

   (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money.
5. General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE is amended by adding a final paragraph as follows:

   If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, and if the conditions in the above paragraph are not fulfilled, then the Insured shall have such coverage as is afforded under this bond for loss which

   (a) is incurred or sustained, due to any act or acts committed by any person or persons, whether or not Employees of the Insured, after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, and

   (b) is discovered prior to the expiration of 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, or if the bond is terminated or canceled as an entirety prior to the expiration of the said 60 days, prior to the termination or cancelation of the bond, and

   (c) occurs in the offices or premises, or is caused by an employee or employees of the institution acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities.

F253 MODIFICATIONS RIDER
FOR USE WITH THE FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14.
(06/05)

Page 1 of 2

Includes copyrighted material of The Surety Association of America with its permission.
Copyright, The Surety Association of America, 1997

INSURED

6. The second paragraph of General Agreement D. REPRESENTATION OF INSURED is deleted and replaced by the following:

   Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

7. Items (a) and (b) of Section 5. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER are deleted and replaced by the following:

   (a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, if

      (1) the loss is of the type which may be covered by Insuring Agreement (A) and is equal to or greater than 25% of the Deductible Amount applicable to Insuring Agreement (A),

      (2) the loss is of the type which may be covered by an Insuring Agreement other than Insuring Agreement (A) and is equal to or greater than 50% of the Deductible Amount applicable to such Insuring Agreement.

      The Insured shall upon the request of the Underwriter file with it a brief statement giving the particulars concerning such loss.

   (b) Within 6 months after discovery of loss as described in (a) above, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

8. The second paragraph of Section 11. DEDUCTIBLE AMOUNT is deleted in its entirety.

F253 MODIFICATIONS RIDER
FOR USE WITH THE FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14.
(06/05)

Page 2 of 2

Includes copyrighted material of The Surety Association of America with its permission.
Copyright, The Surety Association of America, 1997

INSURED

RIDER

ZURICH

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

DIRECTORS EXCLUSION AMENDED

It is agreed that:

Item (d) of Section 2. EXCLUSIONS is deleted and replaced by the following:

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless

(1) such person is also an Employee or an elected official of the Insured in some other capacity; or

(2) is performing acts coming within the scope of the usual duties of an Employee,

nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

F258 DIRECTORS EXCLUSION AMENDED RIDER
FOR USE WITH THE FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14.
(06/05)

Page 1 of 1

Includes copyrighted material of The Surety Association of America with its permission.
Copyright, The Surety Association of America, 1997

INSURED

RIDER

ZURICH

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

KNOWLEDGE OF PRIOR DISHONESTY

It is agreed that:

The attached bond is amended by adding the following to Section 2. EXCLUSIONS:

This bond does not cover

loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

F285 KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND,
STANDARD FORM NOS. 14, 15, 24 AND 25.

EDITION JUNE, 2006

Page 1 of 1

Includes copyrighted material of The Surety Association of America, with its permission
Copyright, The Surety Association of America, 2005

INSURED

The F&D Companies

RIDER

Home Office
P.O. Box 1227
Baltimore, MD 21203

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

It is agreed that:

The attached bond is amended by adding to the Section which provides for cancelation of this bond, as an entirety, an additional paragraph as follows:

No cancelation of this bond, as an entirety, whether by or at the request of the Insured or by the Company or Underwriter, shall take effect prior to the expiration of 60 days after written notice of such cancelation has been filed with

Small Business Administration, W.S., Office of Investment,409 Third St

Suite 6300, Washington, D.C. 20416

unless an earlier date of such cancelation is approved by said

Small Business Administration, W.S., Office of Investment,409 Third St

SR 5083c GENERAL CANCELATION CLAUSE RIDER

FOR USE WITH ALL FORMS OF BONDS WHERE NOTICE OF CANCELATION MUST BE GIVEN TO COMPLY WITH A STATUTE OR DEPARTMENTAL AUTHORITY.

REVISED TO JUNE, 1990.

F4690f

INSURED

The F&D Companies

Home Office
P.O. Box 1227
Baltimore, Md. 21203

RIDER

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

It is agreed that:

The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.

SR 5969a CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND ARE REQUIRED TO JOIN THE SECURITIES INVESTOR PROTECTION CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF CANCELATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION.

REVISED TO JUNE, 1990.

F9601a

INSURED

The F&D Companies

RIDER

Home Office
P.O. Box 1227
Baltimore, Md. 21203

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

It is agreed that:

1. The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2. The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

Accepted:

____
(INSURED)

By:____________________________
(OFFICIAL TITLE)

SR 5971a S.E.C.-JOINT INSURED CANCELATION CLAUSE RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, "DISCOVERY" OR "LOSS SUSTAINED" FORM, WHEN ISSUED TO REGISTERED MANAGEMENT INVESTMENT COMPANIES COVERED AS JOINT INSUREDS, TO COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

REVISED TO OCTOBER, 1987.

F4749

INSURED

The F&D Companies

RIDER

Home Office
P.O. Box 1227
Baltimore, Md. 21203

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

It is agreed that:

The attached bond is amended:

(a) by deleting the numbered paragraph beginning

"each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor..."

from the definition of "Employee" in Section 1.;

(b) by deleting the following from the second paragraph of Section 12.:

"or any partner, officer or employee of any Processor"

Accepted:

____
(INSURED)

By:____________________________
(OFFICIAL TITLE)

SR 6100e DELETE DATA PROCESSING COVERAGE

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NOS. 14, 15, 24 AND 25, TO DELETE DATA PROCESSING COVERAGE.

REVISED TO DECEMBER, 1993.

F4746c

INSURED

The F&D Companies

RIDER

Home Office
P.O. Box 1227
Baltimore, Md. 21203

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0000609 12 Effective Date 7-01-09

It is agreed that:

1. The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2. The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

Accepted:

____
(INSURED)

By:___________________________
(OFFICIAL TITLE)

SR 5971a S.E.C.-JOINT INSURED CANCELATION CLAUSE RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, "DISCOVERY" OR "LOSS SUSTAINED" FORM, WHEN ISSUED TO REGISTERED MANAGEMENT INVESTMENT COMPANIES COVERED AS JOINT INSUREDS, TO COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

REVISED TO OCTOBER, 1987.

F4749

INSURED

CAPITAL SOUTHWEST CORPORATION
CAPITAL SOUTHWEST VENTURE CORPORATION
SECRETARY’S CERTIFICATE
_________________________________

I, Tracy L. Morris, Secretary of Capital Southwest Corporation (the “Corporation”) and Capital Southwest Venture Corporation, certify that the following is a true and correct copy of resolutions adopted by the Board of Directors, including all of the directors who are not “interested persons,” on July 20, 2009, and that the same are in full force and effect as of the date of this certification:

RESOLVED, that the Financial Institution Bond Standard Form No. 14 in the face amounts of $750,000 and $525,000 written by the Fidelity and Deposit Company of Maryland, Bond Numbers FIB 0000609-12 and 0006216-04 are hereby approved, authorized and their adoption ratified for the policy period beginning July 1, 2009 and effective until July 1, 2010 or their date of cancellation; and

"RESOLVED FURTHER, that the separately named insureds under the bonds shall be the Corporation and Capital Southwest Venture Corporation; and

"RESOLVED FURTHER, that payment of the premiums by each respective company for such bonds, are hereby approved and ratified.

Statement of Amount of Single Insured Bonds

Capital Southwest Management Corporation, a wholly-owned subsidiary of the Corporation and manager of the Corporation and Capital Southwest Venture Corporation, is included as a joint insured on each of the above referenced bonds. In accordance with Rule 17g-1(g)(1)(ii)(c) under the Investment Company Act of 1940, the amount of the single insured bond that would have been provided and maintained by each of the Corporation and Capital Southwest Venture Corporation if not insured under the above referenced bonds was $750,000 and $525,000 respectively.

Statement of Premiums Paid

In accordance with Rule 17g-1(g)(1)(ii)(d) under the Investment Company Act of 1940, the Fidelity Bond premiums have been paid for the period of July 1, 2009 through June 30, 2010.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 30th day of July, 2009.

/s/ Tracy L. Morris
Tracy L. Morris
Secretary

JOINT INSURED BOND AGREEMENT

This Agreement is made the 1st day of July, 2009 by and between Capital Southwest Corporation, a Texas Corporation (“CSC”), and Capital Southwest Management Corporation (“CSMC” and together with CSC, collectively, the “Joint Insureds”).

WITNESSETH:

WHEREAS, CSC is a registered investment company; and

WHEREAS, CSMC is a wholly owned subsidiary of CSC and acts as manager of CSC; and

WHEREAS, CSC and CSMC are named insureds under a certain fidelity bond with Fidelity & Deposit Company of Maryland (the “Insurer”) with fidelity coverage of $750,000 (the “Bond”), for the one year term commencing July 1, 2009 and through June 30, 2010 and which Bond is intended to be in full compliance with Rule 17g-1, a joint insured bond; and

WHEREAS, the Board of Directors of CSC (the “Board”), including a majority of the Board who are not “interested persons” of such investment company as defined in Section 2(a) (19) of the Investment Company Act of 1940, as amended, has authorized and approved pursuant to Rule 17g-1, a joint insured bond; and

WHEREAS, the Joint Insureds, pursuant to Rule 17g-1(f), are required to enter into an agreement dealing with, among other things, their respective rights under the Bond in the event of a loss thereunder.

NOW, THEREFORE, the parties hereto agree as follows:

1.

As often as their fiduciary duties require, but not less than once every twelve months, the Board of CSC, including a majority of the Board of such registered investment company who are not “interested persons” of such investment company as defined in Section 2(a) (19) of the Investment Company Act of 1940 shall, with due consideration to all relevant factors, approve the form, amount and coverage of the joint insured bond, including the portion of the premium to be paid by such company, which shall meet the requirements of Rule 17g-1.

2.

In the event recovery is received under the joint insured bond as a result of a loss sustained by one or more of the Joint Insureds, CSC shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) (1).

3.	CSC shall comply with the filing and notification requirements of Rule 17g-1(g) during the term of this agreement.

4.

This Agreement is effective as of the date first written above. Within 60 days prior to the anniversary date of any joint insured bond issued in connection with this Agreement, any party hereto may, upon written notice to the other parties, terminate its participation hereunder. This Agreement shall terminate upon mutual written consent of each party hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on their behalf as of the 26th day of June 2009.

CAPITAL SOUTHWEST CORPORATION

By: /s/ Gary L. Martin
Gary L. Martin, President

CAPITAL SOUTHWEST MANAGEMENT
CORPORATION

By: /s/ Gary L. Martin
Gary L. Martin, President